Exhibit 99.1

ASX/Media Release (Code: ASX:PRR; NASDAQ:PBMD)

24 May 2012

PRIMA BIOMED ANNOUNCES

CHANGES TO THE BOARD AND SENIOR MANAGEMENT

Prima BioMed Ltd (ASX:PRR; NASDAQ:PBMD) (“Prima” or the “Company”) advises of the following changes to senior management and the board of directors.

The Company’s Chief Executive Officer, Martin Rogers will step down effective 31 August 2012. Mr. Rogers will remain on Prima’s board as a non-executive director from 1 September 2012.

Matthew Lehman, the Company’s Chief Operating Officer, will assume the CEO role effective 1 September 2012. Mr. Lehman will join the Prima board of directors effective immediately. Mr. Lehman will be the Acting CEO during the period of Mr. Rogers’ nuptial leave until the end of July 2012.

These changes are intended to facilitate CVac’s continued clinical and regulatory development, and position Prima for the Company’s next stage of growth.

Prima Chairman Lucy Turnbull AO said: “On behalf of the Company, we would like to thank Martin Rogers for his tireless work in transforming Prima over the past 4 1/2 years. Under his leadership, Martin consolidated Prima’s research activities to focus on development of CVac, he brought together a strong management team and board of directors, and he has overseen the globalization of Prima’s development activities with key operations in the USA and Germany. As Martin transitions out of active management, he leaves the Company in a strong financial position with significant opportunity for growth. On behalf of everyone at Prima, we thank Martin for his service and wish him well in his future endeavours.”

Mr Rogers said: “It has been an honour to serve patients, the medical community, and our shareholders over the past 4 1/2 years. I have every confidence that the Prima team is an excellent position to capitalise on the success the Company has achieved to date, in both the clinical programs for CVac™ and at the corporate level. Prima has a world class management team and it has been a privilege to work with such a talented group. I would like to acknowledge the outstanding support of the board and all the Prima team during my tenure as CEO.”

Ms Turnbull continued: “We are confident that Matthew Lehman’s extensive experience in product development and clinical trial execution will serve Prima well in the next stages of the Company’s growth. After successfully leading Prima’s operations and clinical development for over 2 years, he is a natural choice for this role.”

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889

As Mr. Lehman transitions into the CEO role, he will relocate from Germany to the San Francisco Bay Area, where Prima plans to concentrate its longer-term operational expansion.

On his appointment as an executive director and being named CEO designate, Mr. Lehman said: “It gives me great pleasure to join Prima’s board and to be named CEO designate after having worked closely with our directors for the past several years. I would like to thank Martin for his support, and the enthusiasm and passion he brought to Prima. As the Company’s next CEO, I look forward to working with the Prima management team and the board to build upon the strong foundation set by Martin.”

Mr. Lehman continued: “I also look forward to spending significant time in Australia meeting with shareholders, while maintaining a strong link to the major US and European markets. As a truly global organization, we will have a good geographic representation among our board and our senior management.”

Also effective today, Dr. Neil Frazer has stepped down from his position as an executive director on the board. This move assures consistency with the Corporate Governance Principles and Recommendations of the Australian Securities Exchange such that the independent non-executive directors maintain a majority on the Company board. The board thanks Neil for his outstanding contributions as a board member and looks forward to a continued strong working relationship in his senior management role as Chief Medical Officer.

The Company advises of further updates to senior management. Dr. Sharron Gargosky has been promoted to Chief Technical Officer. Dr. Gargosky, based on the West Coast of the US, is charged with leading the scientific and technical development of CVac globally. Marc Voigt has been promoted to General Manager of the German subsidiary and Chief Business Officer of the Company. Mr. Voigt will be globally responsible for coordinating investor relations and driving business development.

Contacts

Australia Investor/Media:

Mr. James Moses, Mandate Corporate

+61 (0) 420 991 574; james@mandatecorporate.com.au

USA Investor/Media:

Ms. Kathy Galante, Burns McClellan Inc.

+1 (212) 213-0006; kgalante@burnsmc.com

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889

About Matthew Lehman

Mr. Lehman joined Prima as Chief Operating Officer on 1 February 2010. He has since played a leading role in the clinical development of CVac as well as the executive management of the Company.

Prior to joining Prima, Mr. Lehman was the Chief Operating Officer for SPRI Clinical Trials, an international contract research organization servicing the biotechnology and pharmaceutical industries, where he led successful expansion of the business in the emerging Eastern European markets. Over the years, Mr. Lehman has held various positions of increasing responsibility in clinical development and biotechnology operations, with extensive experience managing large teams across the United States and Europe. He has been involved in hundreds of R&D programs in oncology and other therapeutic areas, including key development contributions to a number of now FDA- and EMA-approved products. Mr. Lehman is active in a number of industry organizations with a strong interest in optimizing clinical research and efficient deployment of R&D expenditures.

Mr. Lehman earned a BA from the University of Louisville and an MS from Columbia University.

About Prima BioMed

Prima BioMed is a global biotechnology company headquartered in Australia. As a leader in personalized bio-therapeutic products for cancer, Prima is dedicated to leveraging its current technology and expertise to develop innovative treatment options for patients and maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell product currently in clinical trials for ovarian cancer.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889